The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, New York 10155

May 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sacks Parente Golf, Inc. (“Company”) Registration Statement on Form S-1 File No. 333-266610

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on May 11, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m. Eastern time, on May 15, 2023. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	Managing Director